FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JANUARY, 2006

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

570 Pender Street W., #789, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated February 9, 2006- Int. KRL Closes Private Placement

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: 15 February, 2006

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)

DATE: February 6, 2006

______________________________________________________________________________________

Private Placement Completed

International KRL Resources Corp. (the “Company”) is pleased to announce the closing of the private placement described in the news releases dated December 14 and 16, 2005.  The Company has issued (on December 29, 2005) 2,360,000 flow-through units (“FT Units”) at a price of $0.25 per FT Unit, and (on February 1, 2006) 8,475,000 non-flow-through units (“NFT Units”), at a price of $0.20 per NFT unit, for total proceeds of $2,285,000.  Each NFT Unit consists of one common share in the capital of the Company and one-half of one share purchase warrant exercisable for 24 months at $0.30 per share, and each FT Unit consists of one flow-through common share and one-half of one share purchase warrant exercisable for 24 months at $0.35 per share.  The Company paid $800, issued 833,000 NFT Units and 991,500 share purchase warrants exercisable for 24 months at $0.25 as finders fees in connection with the private placement.

The proceeds from the financing will be used on the Nor property, a uranium enriched iron oxide/copper/gold (IOCG) target. The property is located east of the Richardson Mountains, 65km east of the Dempster Highway, north of Dawson City, Yukon Territory. The Company plans to carry out an extensive diamond drill program on the Nor property target covering an area of 10km x 3km.

The proceeds from the sale of NFT Units will be used for general exploration and general working capital.

International KRL Resources Corp. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties.  For more information on the Nor Property and the Company, please visit www.krl.net and the SEDAR website.

ON BEHALF OF THE BOARD

“Seamus Young”
Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.